Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bryn Mawr Bank Corporation:

We consent to the use of our reports dated March 12, 2015, with respect to the consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus supplement filed by the company on May 1, 2015.

Philadelphia, Pennsylvania

May 1, 2015